SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Free translation Date: 12/27/2017 DJJJ - 4621/2017

From:         Rodrigo Madeira Henrique de Araújo – DJJJ Manager

To:              Mauricio Carvalho Mazzini – Legal Superintendence

Subject:     170th EGM Call – Privatization or liquidation of Distribution Companies

Reference: Interministerial Official Letter 906/MME/MF/MP

On December 27, 2017, the Legal and Corporate Management Officer (Diretor Jurídico e de Gestão Corporativa – “DJ”) forwarded to this advisor the letter of reference, issued on the same date, in which the Ministers of State for Mines and Energy (Ministros de Estado de Minas e Energia – “MME”), of Finance (Ministro da Fazenda – “MF”) and of the Planning, Development and Management (Ministro do Planejamento, Desenvolvimento e Gestão – “MPOG”), affirm the understanding that any resolution of the 170th Extraordinary General Meeting, which determine the dissolution and liquidation of the EDEs, shall in no case be capable of attracting the rule of universal succession of the Federal Government provided for in art. 23 of Law No. 8,029/90, therefore, being responsibility of Eletrobras any and all liens and obligations that, under Law No. 6,404/76, exceed the realization of the assets of these entities.

In this context, the DJJJ is requested to evaluate the impact of this statement on opinion 4,563/2017, in which legal treatment was given to the management proposal to be taken to the shareholders' deliberations at our 170th Extraordinary General Meeting.

First, it is necessary to consider that the opinion DJJJ 4,563/2017 had already mapped the risk of discussing in courts the issue regarding the legal regime of the eventual liquidation of EDEs, considering the position, without binding character, set out in letter 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, in which said legal advisors repudiated the application of Law No. 8,029/90.

The Inter-ministerial letter No. 906/MME/MF/MP, as mentioned in the referred letter, indicates that inter-ministerial positioning is not endowed with binding normative force on the Federal Public Administration, but rather an informative piece to the deliberations that will be taken in the instances of our management, of the Executive Board and of the Board of Directors.

Besides, it is certain that it reinforces the perception of risk regarding the possibility to discuss in courts the legal regime applicable to the eventual decision for the dissolution and liquidation of EDEs, a fact that is capable of materially impacting the regular and efficient conduct of our social business. The going concern risk is, therefore, a critical and sensitive component for the management's judgment regarding the model of privatization proposed in CPPI Resolution No. 20/2017.

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Free translation Date: 12/27/2017 DJJJ - 4621/2017

Within this scenario, it should be noted that, if there was a potential risk of bringing the subject to discussion in courts before, the inter-ministerial letter clearly represents a concrete and real risk.

Thus, although the opinion DJJJ 4,563/2017, supported by the opinion of three of the most notable Brazilian jurists - Arnoldo Wald, Nelson Eizirik and Gustavo Binenbojm, was for the application of Law 8,029/90 as the sole General Statute for Dissolution and Liquidation of Companies, it is equally certain that the plexus of fiduciary duties imposed on our management demands that they have appreciation and sensitivity to the risk of its parent company taking the discussion to courts and it has an impact on the our continuity, which is recommended in this supplementary opinion.

Regards,

Rodrigo Madeira Henrique de Araujo

To the Legal and Corporate Management Officer,

In view of the facts arising from the issuance of opinion DJJJ 4,563/17, including receipt of an inter-ministerial letter today (12.27 at 12:51pm), in view of the short period for evaluating its impact on us, as well as in view of the concrete possibility of discussing the issue in courts with the controlling shareholder, it is recommended that the management bodies consider the matter raised at the time of the resolution.

On 12.27.17,

____________________

Maurício Carvalho Mazzini

Acting DJJ

To the Executive Board,

I follow the complementary legal opinion and dismiss the DJJ's order.

Inter-ministerial letter 906/MME/MF/MP suggests the Federal Government's position regarding the discussion of the applicability of Law No. 8,029 - with the consequent need to discuss in court the ownership of succession of debts and obligations of distribution companies - requiring the management to assess the risk that this can inflict on the conduct of our social business, its permanence and relevance to several stakeholders, of which the impact cannot be weighted and measured in all its dimension and depth at the moment of its arrival to the knowledge of the management, less than 24 hours before formalization of the administration proposal, as mentioned in the order of the DJJ.

On the other hand, the management must take into account the set of reliable and available information at the time of its deliberation.

The duty of diligence, teaches Professor Nelson Eizirik, does not amount to a duty of intelligence. In fact, the best decision is the one that is taken in a reflected, informed and responsible way, within a given context of information, in the heat of events and under the tension of the moment.

That being said, as there is no sizeable cost of discussing it in courts under Law 8,029/90, the option now being put to the management is to approve the disposal of shares of the distribution companies in the light of Resolution CPPI 20/2017, which, confronted against the internalization of the liquidation by us, as pointed out by DF's technical studies, is the one least onerous. The concern reflected here, as highlighted, is that of going concern. At the moment, it is the least harmful.

Alexandre Aniz

Legal and Corporate Management Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.